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UNITED STATES
[redacted] SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2005 AND ENDING 06/30/2006

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:

HPC CAPITAL MANAGEMENT CORP

300 COLONIAL CENTER PARKWAY SUITE 100

ROSWELL GEORGIA 30076

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: VINCE SBARRA (678) 353-3374

B. ACCOUNTANT IDENTIFICATION:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report:

TRIPP CHAFIN & CAUSEY LLC
1225 JOHNSON FERRY ROAD
STE 200
MARIETTA GEORGIA 30068

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2006
WASH, D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond SEC 1410 (06-02) unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vince Sbarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HPC Capital Management Corp , as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None

My Commission Expires October 11, 2007

Signature ____________________
Vince Sbarra
Title: President

____
Notary Public

This report ** contains (check all applicable boxes):

☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐(d) Statement of Changes in Financial Condition.
☐(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐(g) Computation of Net Capital.
☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☐(l) An Oath or Affirmation.
☐(m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HPC Capital Management, Inc.

Financial Statements
With Independent
Certified Public Accountant's Report

For the Years Ended
June 30, 2006 and 2005

TC &C TRIPP, CHAFIN & CAUSEY, LLC
Certified Public Accountants
1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
HPC Capital Management, Inc.

We have audited the accompanying statements of financial condition of HPC Capital Management, Inc. as of June 30, 2006 and 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of HPC Capital Management, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marietta, Georgia
August 18, 2006

Tripp, Chafin & Causey, LLC

HPC Capital Management, Inc.
Statements of Financial Condition
June 30, 2006 and 2005

ASSETS

	2006	2005
Cash	$ 420,624	$ 82,786
Stock receivable	--	317,417
Advances to officers	175,694	--
Securities owned	--	--
Prepaid and other	--	7,042
Equipment, net of depreciation of $3,156 and $1,987, respectively	6,062	4,887
Deposits	18,675	9,280
Total Assets	$ 621,055	$ 421,412

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Liabilities		
Accrued expenses	$ 216,831	$ 46,064
Accrued income taxes	250	250
Accrued pension	90,000	26,321
Total Liabilities	307,081	72,635
Commitments and contingencies		
Stockholders' Equity		
Common stock, $1.00 par value; 100,000,000 shares authorized, 120,000 issued and outstanding	120,000	120,000
Additional paid-in capital	240,445	240,445
Accumulated deficit	(46,471)	(11,668)
Total Stockholders' Equity	313,974	348,777
Total Liabilities and Stockholders' Equity	$ 621,055	$ 421,412

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Operations
for the years ended
June 30, 2006 and 2005

	2006	2006
Revenues		
Investment banking fees	$ 2,786,539	$ 5,246,832
Trading gains (losses), net	164,205	(50,233)
Total Revenues	2,950,744	5,196,599
Operating Expenses		
Clearing costs	15	252
Depreciation	1,169	1,090
General and administrative	42,450	10,764
Employee compensation and benefits	2,740,902	4,671,657
Fidelity bond	583	575
Professional fees	66,058	366,899
Regulatory fees	5,740	2,372
Occupancy	95,774	75,421
Communications and data processing	31,227	30,490
Total Operating Expenses	2,983,918	5,159,520
Income (loss) from Operations	(33,174)	37,079
Other Income (Expense)		
Interest income	179	16,958
Interest expense	(1,558)	(3,718)
	(1,379)	13,240
Income (loss) before income taxes	(34,553)	50,319
Income taxes	250	250
Net income (loss) and comprehensive net income (loss)	$ (34,803)	$ 50,069

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Changes in Stockholders' Equity
for the years ended
June 30, 2006 and 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2004	120,000	$ 120,000	$ 245,445	$ (61,737)	$ 303,708
Member redemption			(5,000)		(5,000)
Net income	--	--	--	50,069	50,069
Balance, June 30, 2005	120,000	120,000	240,445	(11,668)	348,777
Net loss	--	--	--	(34,803)	(34,803)
Balance, June 30,2006	120,000	$ 120,000	$ 240,445	$ (46,471)	$ 313,974

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Cash Flows
for the years ended
June 30, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities:		
Net income	$ (34,803)	$ 50,069
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,169	1,090
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses and other	7,042	(1,542)
Securities owned, net	--	51,840
Deposits	(9,396)	(4,990)
Increase (decrease) in:		
Accrued expenses and other	234,447	262,979
Accrued income taxes	--	250
Accrued wages	--	(33,600)
Net Cash Provided by (used in) Operating Activities	198,459	326,096
Cash Flows from Investing Activities:		
Stock receivable	317,417	(317,417)
Purchase of equipment	(2,344)	--
Net Cash Used in Investing Activities	315,073	(317,417)
Cash flows from Financing Activities:		
Advances to officers	(175,694)	--
Member redemption	--	(5,000)
Net Cash Used in Financing Activities	(175,694)	(5,000)
Net increase (decrease) in Cash and Cash Equivalents	337,838	3,679
Cash and Cash Equivalents at beginning of year	82,786	79,107
Cash and Cash Equivalents at end of year	$ 420,624	$ 82,786
Interest Paid during the year	$ 1,558	$ 3,718

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

HPC Capital Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Hyperion Holdings, LLC, was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. The Company manages its business activities on the basis of one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. Certain items have been reclassified for the year ended June 30, 2004 to conform to current year presentation.

Use of Estimates The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from these estimates.

Cash and Cash Equivalents For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale under the ordinary course of business.

Securities Owned Security positions are reported at current market or fair values, and unrealized gains or losses, resulting from the difference between the market value reflected and actual cost, are included in the Statement of Operations.

Equipment Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets of five years.

Long-Lived Assets The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations

2. Summary of Significant Accounting Policies, continued

change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

Concentrations The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. As of June 30, 2006, the Company had approximately $311,000 in deposits in excess of federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2006.

During 2006 and 2005, the Company derived revenue of approximately 49% and 89% of total revenues from four customers, respectively.

Revenue Recognition Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Investment banking fees paid in warrants or other forms of non-cash securities are recorded as revenue when the underlying security is exercised and valued based on current market amounts. Trading gains or losses are recognized on a trade date basis.

Advertising Costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. There was no advertising expense for the years ended June 30, 2006 and 2005, respectively.

Income Taxes The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when it is more likely than not that the full value of a deferred tax asset will not be recovered.

Recent Accounting Pronouncements The Company believes that no recently adopted or proposed pronouncements are applicable.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at market value, as follows:

	2006	2005
Corporate stocks	$ --	$ --

3. Securities Owned, continued

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At June 30, 2006 and 2005, not readily marketable securities owned at estimated fair values are as follows:

2006	2005
$ --	$ --

4. Advances to Officers

At June 30, 2006, the Company had advanced funds to officers plus accrued interest in the amount of $175,694. The amounts accrue interest at nominal rates and under the terms of the advances, the officers intend to repay these loans during 2007 by charges to payroll expense or with cash.

5. Commitments

The Company leases its office space under month to month leases and certain office equipment under longer term leases. Rent expense during 2006 and 2005 was approximately $93,171 and $73,177, respectively. There are presently no lease commitments in excess of twelve months.

6. Income Taxes

The Company's tax expense (benefit) differs from the expected tax expense (benefit) for the years ended June 30, 2006 and 2005, (computed by applying the Federal corporate tax rate of 34% to net income (loss) before taxes), as follows:

	2006	2005
Computed expected tax expense	$ (11,833)	$ 17,023
Change in valuation allowance due to net operating loss carryforward utilization and other	11,583	(16,773)
	$ 250	$ 250

6. Income Taxes, continued

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at June 30, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Net operating loss carryforward	$ 14,100	$ 2,458
	14,100	2,458
Less valuation allowance	(14,100)	(2,458)
Net deferred tax assets	$ --	$ --

The Company has approximately $42,000 of net operating loss carryforward which expires in 2021.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2006, the Company has net capital, as defined, of $113,543, which was $93,030 in excess of its required net capital of $20,513. The Company's ratio of aggregate indebtedness to net capital was 2.7 to 1.

8. Related Party Transactions

The Company shares in commissions and fees with other related companies owned by certain principals of the Company. These fees are paid directly by the escrow agent to all parties. No income or expense is recognized by the Company for these related commissions and fees.

In addition to these commissions, the Company paid to a related party professional fees of $231,208 during 2005 and none in 2006.

Supplemental Information

HPC Capital Management, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2006

Net Capital Computation		
Total Stockholders' Equity		313,974
Less deductions:		
Officer loans		175,694
Equipment, net		6,062
Deposits		18,675
Deduction related to haircut on securities		--
Net capital		113,543
Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $307,537)		20,513
Net Capital in excess of requirement	$	93,030
Aggregate Indebtedness		
Aggregate indebtedness, as included in Statement of Financial Condition:		
Cash overdraft	$	456
Accrued expenses		216,831
Accrued income taxes	$	250
Accrued pension		90,000
Total Aggregate Indebtedness	$	307,537
Ratio of Aggregate Indebtedness to Net Capital		2.7 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2006)

Net Capital as reported in unaudited FOCUS report, as filed	$	174,765
Correction of non-allowable assets		(35,361)
Audit adjustments, net		(25,861)
Net Capital, per above	$	113,543

HPC Capital Management, Inc.
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
June 30, 2006

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under rule 15c3-3 of the Securities and Exchange Commission.

TC &C TRIPP, CHAFIN & CAUSEY, LLC
Certified Public Accountants
1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

To the Board of Directors
HPC Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of HPC Capital Management, Inc. (the "Company"), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organization, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tripp, Chafin & Causey, LLC
Marietta, Georgia
August 18, 2006